================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                             HARCOURT GENERAL, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                           $1.00 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                            -----------------------

                                   41163G101
                                 (CUSIP Number)

                           REED INTERNATIONAL P.L.C.
                                  ELSEVIER NV
                               REED ELSEVIER PLC
                           REED ELSEVIER HOLDINGS BV
                           REED ELSEVIER OVERSEAS BV
                         REED ELSEVIER US HOLDINGS INC.
                               REED ELSEVIER INC.
                               REH MERGERSUB INC.
                      (Names of Persons Filing Statement)

                          Henry Z. Horbaczewski, Esq.
                               Reed Elsevier Inc.
                             275 Washington Street
                                Newton, MA 02458
                            Tel. No.: (617) 558-4227
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                October 27, 2000
                    (Date of Event which Requires Filing of
                                this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: o

===============================================================================

                                  SCHEDULE 13D

CUSIP No. 41163G101                                           Page 2 of 28 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       REED INTERNATIONAL P.L.C.
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY

-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                [ ]

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       ENGLAND
-------------------------------------------------------------------------------
                                         7   SOLE VOTING POWER

                                        ---------------------------------------
                                         8   SHARED VOTING POWER
            NUMBER OF SHARES
       BENEFICIALLY OWNED BY EACH            19,955,998
         REPORTING PERSON WITH          ---------------------------------------
                                         9   SOLE DISPOSITIVE POWER

                                        ---------------------------------------
                                        10   SHARED DISPOSITIVE POWER

                                             19,955,998
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       19,955,998
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [ ]

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       27.3%**
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
-------------------------------------------------------------------------------
** Assumes conversion of all 19,955,998 shares of Class B Stock (as defined below) of the Issuer beneficially owned by the Reporting Person into Shares (as defined below).

                                  SCHEDULE 13D

CUSIP No. 41163G101                                           Page 3 of 28 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       ELSEVIER NV
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY

-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                [ ]

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       NETHERLANDS
-------------------------------------------------------------------------------
                                         7   SOLE VOTING POWER

                                        ---------------------------------------
                                         8   SHARED VOTING POWER
            NUMBER OF SHARES
       BENEFICIALLY OWNED BY EACH            19,955,998
         REPORTING PERSON WITH          ---------------------------------------
                                         9   SOLE DISPOSITIVE POWER

                                        ---------------------------------------
                                        10   SHARED DISPOSITIVE POWER

                                             19,955,998
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       19,955,998
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [ ]

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       27.3%**
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
-------------------------------------------------------------------------------
** Assumes conversion of all 19,955,998 shares of Class B Stock (as defined below) of the Issuer beneficially owned by the Reporting Person into Shares (as defined below).

                                  SCHEDULE 13D

CUSIP No. 41163G101                                           Page 4 of 28 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       REED ELSEVIER PLC
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY

-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                [ ]

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       ENGLAND
-------------------------------------------------------------------------------
                                         7   SOLE VOTING POWER

                                        ---------------------------------------
                                         8   SHARED VOTING POWER
            NUMBER OF SHARES
       BENEFICIALLY OWNED BY EACH            19,955,998
         REPORTING PERSON WITH          ---------------------------------------
                                         9   SOLE DISPOSITIVE POWER

                                        ---------------------------------------
                                        10   SHARED DISPOSITIVE POWER

                                             19,955,998
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       19,955,998
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [ ]

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       27.3%**
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
-------------------------------------------------------------------------------
** Assumes conversion of all 19,955,998 shares of Class B Stock (as defined below) of the Issuer beneficially owned by the Reporting Person into Shares (as defined below).

                                  SCHEDULE 13D

CUSIP No. 41163G101                                           Page 5 of 28 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       REED ELSEVIER HOLDINGS BV
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY

-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                [ ]

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       THE NETHERLANDS
-------------------------------------------------------------------------------
                                         7   SOLE VOTING POWER

                                        ---------------------------------------
                                         8   SHARED VOTING POWER
            NUMBER OF SHARES
       BENEFICIALLY OWNED BY EACH            19,955,998
         REPORTING PERSON WITH          ---------------------------------------
                                         9   SOLE DISPOSITIVE POWER

                                        ---------------------------------------
                                        10   SHARED DISPOSITIVE POWER

                                             19,955,998
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       19,955,998
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [ ]

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       27.3%**
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
-------------------------------------------------------------------------------
** Assumes conversion of all 19,955,998 shares of Class B Stock (as defined below) of the Issuer beneficially owned by the Reporting Person into Shares (as defined below).

                                  SCHEDULE 13D

CUSIP No. 41163G101                                           Page 6 of 28 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       REED ELSEVIER OVERSEAS BV
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY

-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                [ ]

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       THE NETHERLANDS
-------------------------------------------------------------------------------
                                         7   SOLE VOTING POWER

                                        ---------------------------------------
                                         8   SHARED VOTING POWER
            NUMBER OF SHARES
       BENEFICIALLY OWNED BY EACH            19,955,998
         REPORTING PERSON WITH          ---------------------------------------
                                         9   SOLE DISPOSITIVE POWER

                                        ---------------------------------------
                                        10   SHARED DISPOSITIVE POWER

                                             19,955,998
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       19,955,998
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [ ]

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       27.3%**
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
-------------------------------------------------------------------------------
** Assumes conversion of all 19,955,998 shares of Class B Stock (as defined below) of the Issuer beneficially owned by the Reporting Person into Shares (as defined below).

                                  SCHEDULE 13D

CUSIP No. 41163G101                                           Page 7 of 28 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       REED ELSEVIER US HOLDINGS INC.
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY

-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                [ ]

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DE
-------------------------------------------------------------------------------
                                         7   SOLE VOTING POWER

                                        ---------------------------------------
                                         8   SHARED VOTING POWER
            NUMBER OF SHARES
       BENEFICIALLY OWNED BY EACH            19,955,998
         REPORTING PERSON WITH          ---------------------------------------
                                         9   SOLE DISPOSITIVE POWER

                                        ---------------------------------------
                                        10   SHARED DISPOSITIVE POWER

                                             19,955,998
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       19,955,998
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [ ]

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       27.3%**
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
-------------------------------------------------------------------------------
** Assumes conversion of all 19,955,998 shares of Class B Stock (as defined below) of the Issuer beneficially owned by the Reporting Person into Shares (as defined below).

                                  SCHEDULE 13D

CUSIP No. 41163G101                                           Page 8 of 28 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       REED ELSEVIER INC.
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY

-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                [ ]

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       MA
-------------------------------------------------------------------------------
                                         7   SOLE VOTING POWER

                                        ---------------------------------------
                                         8   SHARED VOTING POWER
            NUMBER OF SHARES
       BENEFICIALLY OWNED BY EACH            19,955,998
         REPORTING PERSON WITH          ---------------------------------------
                                         9   SOLE DISPOSITIVE POWER

                                        ---------------------------------------
                                        10   SHARED DISPOSITIVE POWER

                                             19,955,998
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       19,955,998
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [ ]

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       27.3%**
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
-------------------------------------------------------------------------------
** Assumes conversion of all 19,955,998 shares of Class B Stock (as defined below) of the Issuer beneficially owned by the Reporting Person into Shares (as defined below).

                                  SCHEDULE 13D

CUSIP No. 41163G101                                           Page 9 of 28 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       REH MERGERSUB INC.
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY

-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                [ ]

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DE
-------------------------------------------------------------------------------
                                         7   SOLE VOTING POWER

                                        ---------------------------------------
                                         8   SHARED VOTING POWER
            NUMBER OF SHARES
       BENEFICIALLY OWNED BY EACH            19,955,998
         REPORTING PERSON WITH          ---------------------------------------
                                         9   SOLE DISPOSITIVE POWER

                                        ---------------------------------------
                                        10   SHARED DISPOSITIVE POWER

                                             19,955,998
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       19,955,998
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [ ]

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       27.3%**
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
-------------------------------------------------------------------------------
** Assumes conversion of all 19,955,998 shares of Class B Stock (as defined below) of the Issuer beneficially owned by the Reporting Person into Shares (as defined below).

     Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, par value $1.00 per share (the "Shares"), of Harcourt General, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 27 Boylston Street, Chestnut Hill, Massachusetts.

     Item 2. Identity and Background.

     (a)-(c) and (f)The names of the persons filing this statement (each such person being sometimes referred to herein as a "Reporting Person") are Reed International P.L.C., a public limited company registered in England ("Reed International"), Elsevier NV, a public limited company organized under the laws of The Netherlands ("Elsevier"), Reed Elsevier plc, a public limited company registered in England, Reed Elsevier Holdings BV, a company organized under the laws of The Netherlands ("Reed Elsevier Holdings"), Reed Elsevier Overseas BV, a company organized under the laws of The Netherlands ("Reed Elsevier Overseas"), Reed Elsevier US Holdings, Inc., a Delaware corporation ("Reed Elsevier US"), Reed Elsevier Inc., a Massachusetts corporation ("Reed Elsevier") and REH Mergersub Inc., a Delaware corporation ("REH Mergersub").

     The address of the principal executive office of Reed International is 25 Victoria Street, London SW1H 0EX, England, and its telephone number is (44)
(20) 7227-8420. Reed International is a holding company for companies that are principally engaged in the following sectors: scientific and technical information; business-to-business information; and legal information. Reed International's shares are listed on the London Stock Exchange and, through American Depositary Shares, on the New York Stock Exchange. Reed International owns indirectly a 5.8% non-voting interest in Elsevier. The name, business address, present principal occupation or employment and citizenship of each of Reed International's directors and executive officers is set forth in Schedule A.

     The address of the principal executive office of Elsevier is Van de Sande Bakhuyzenstraat 4, 1061 AG Amsterdam, The Netherlands, and its telephone number is (31) (20) 515-9341. Elsevier is a holding company for companies that are principally engaged in the following sectors: scientific and technical information; business-to-business information; and legal information. Elsevier's shares are listed on the Amsterdam Stock Exchange and, through American Depositary Shares, on the New York Stock Exchange. The name, business address, present principal occupation or employment and citizenship of each of Elsevier's directors and executive officers is set forth in Schedule B.

     The address of the principal executive office of Reed Elsevier plc is 25 Victoria Street, London SW1H 0EX, England, and its telephone number is (44)
(20) 7227-8420. 50% of the voting power of Reed Elsevier plc is owned by Elsevier, and 50% is owned by Reed International. Reed Elsevier plc is a world leading publisher and information provider with its principal operations in the following sectors: scientific and technical information; business-to-business information and legal information. The name, business address, present principal occupation or employment and citizenship of each of its directors and executive officers is set forth in Schedule C.

     The address of the principal executive office of Reed Elsevier Holdings is Van de Sande Bakhuyzenstraat 4, 1061 AG Amsterdam, The Netherlands, and its telephone number is (31)(20) 515-9341. Reed Elsevier Holdings is a wholly-owned subsidiary of Reed Elsevier plc, and is a holding company for companies that are principally engaged in the following sectors: scientific and technical information; business-to-business information; and legal information. The name, business address, present principal occupation or employment and citizenship of each of its directors and executive officers is set forth in Schedule D.

     The address of the principal executive office of Reed Elsevier Overseas is Van de Sande Bakhuyzenstraat 4, 1061 AG, Amsterdam, The Netherlands, and its telephone number is (31) (20) 515-9341. 95% of the outstanding shares of capital stock of Reed Elsevier Overseas is owned by Reed Elsevier Holdings and the remaining 5% is owned by Elsevier. Reed Elsevier Overseas is a holding company for companies that are principally engaged in the following sectors: scientific and technical information; business-to-business information; and legal information. The name, business address, present principal occupation or employment and citizenship of each of its directors and executive officers is set forth in Schedule E.

     The address of the principal executive office of Reed Elsevier US is 1105 North Market Street, 9th Floor, Wilmington, Delaware 19801 and its telephone number is (302) 427-2672. 91.85% of the outstanding shares of capital stock of Reed Elsevier US is owned by Reed Elsevier Overseas and the remaining 8.5% is owned by Reed Elsevier (7.68%) and Reed Technology & Information Services Inc., a Delaware corporation (0.47%). Reed Elsevier US is a holding company for companies that are principally engaged in the following sectors: scientific and technical information; business-to-business information; and legal information. The name, business address, present principal occupation or employment and citizenship of each of its directors and executive officers is set forth in Schedule F.

     The address of the principal executive office of Reed Elsevier is 275 Washington Street Newton, MA 02158. The telephone number of Reed Elsevier is
(617) 964-3030. Reed Elsevier is a wholly-owned subsidiary of Reed Elsevier US Holdings and, through its several divisions and subsidiaries, is principally engaged in the following sectors: scientific and technical information; business-to-business information; and legal information. The name, business address, present principal occupation or employment and citizenship of each of its directors and executive officers is set forth in Schedule G.

     The address of the principal executive office of REH Mergersub is 275 Washington Street Newton, MA 02158, c/o Reed Elsevier, Inc. The telephone number of REH Mergersub is (617) 558-4227. REH Mergersub is a wholly-owned subsidiary of Reed Elsevier, and is a newly formed corporation organized for the purposes of consummating the Offer (as defined below) and the Merger (as defined below) described in Item 4. The name, business address, present principal occupation or employment and citizenship of each of its directors and executive officers is set forth in Schedule H.

     (d)-(e) During the last five years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedules A through H, was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedules A through H, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violations with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration.

     None.

     Item 4. Purpose of Transaction.

     On October 27, 2000, Reed Elsevier, REH Mergersub and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement contemplates an acquisition of the Issuer by Reed Elsevier which will be effected by (i) a tender offer (the "Offer") for (A) all of the outstanding Shares, at a price of $59.00 per Share and (B) all of the outstanding shares of series A cumulative convertible preferred stock, par value $1.00 per share of the Issuer (the "Preferred Shares") at a price of $77.29 per Preferred Share and (ii) a merger of REH Mergersub with and into the Issuer (the "Merger"). The Merger Agreement is attached as Exhibit 1.

     On October 27, 2000, in connection with the execution of the Merger Agreement, Reed Elsevier and REH Mergersub entered into the Stockholder Agreement (the "Stockholder Agreement") with Richard A. Smith, Chairman of the Issuer, Nancy L. Marks, Mr. Smith's sister, Robert A. Smith and Brian J. Knez, Presidents and Co- Chief Executive Officers and/or directors of the Issuer, Jeffrey R. Lurie, a director of the Issuer and other members of their families and various family corporation, trusts and charitable foundations (the "Smith Family Group") (each, a "Stockholder"). The Stockholder Agreement is attached as Exhibit 2, and the identity of such Stockholders and the class and number of shares of capital stock of the Issuer owned by each such Stockholder (collectively, the "Subject Shares") are as set forth in the signature pages to the Stockholder Agreement. The following is a summary of the material provisions of the Stockholder Agreement. This summary is qualified in its entirety by reference to the complete text of the Stockholder Agreement as attached hereto as Exhibit 2.

     Pursuant to the Stockholder Agreement, the Smith Family Group has agreed to convert all shares of the class B stock, par value $1.00 per share, of the Issuer (the "Class B Shares") held by them as of October 20, 2000 (being a total of 19,955,998 shares) into Shares and tender such Shares in the Offer. Collectively, the Class B Shares held by the Smith Family Group represent approximately 27.3% of the outstanding Shares (assuming conversion of all such Class B Shares held by the Smith Family Group). During the term of the Stockholder Agreement, each Stockholder has agreed to take the following action with respect to the Subject Shares beneficially owned it:

     o to convert all of its Class B Shares into Shares immediately prior to the expiration of the Offer provided that Reed Elsevier shall have delivered an irrevocable binding notice to the Stockholders and the Issuer that each of the Offer Conditions have been satisfied (or would be satisfied, in the case of the Minimum Condition, upon such conversion of the Class B Shares and the tender of the Shares issuable upon such conversion into the Offer) or waived in accordance with the Merger Agreement together with a certificate from the depositary of the Offer setting forth the number of Shares validly tendered into the Offer and not withdrawn as immediately prior to such time as practicable;

     o to tender pursuant to the Offer, and not withdraw, all of the Subject Shares (including all such Shares issuable upon the conversion of the Class B Shares) promptly upon request by Reed Elsevier;

     o to vote its Subject Shares in favor of the approval and adoption of the Merger and the Merger Agreement and against (1) any Acquisition Proposal (as defined in the Merger Agreement), (2) any extraordinary dividend or distribution by the Issuer or any of its subsidiaries,
          (3) any change in the capital structure of the Issuer or any of its subsidiaries (other than pursuant to the Merger Agreement) or (4) any other action that would reasonably be expected to, in any material respect, prevent, impede, interfere with, delay, postpone, frustrate the purposes of or attempt to discourage the transactions contemplated by the Merger Agreement; each Stockholder has granted to Reed Elsevier an irrevocable proxy to vote or otherwise use such voting power in the manner contemplated by the foregoing; and

     o not to sell, pledge or otherwise dispose of any of its Subject Shares (other than (i) transfers to persons becoming bound by the Stockholder Agreement, (ii) transfers of an aggregate total of 100,000 shares (including shares transferred by any other Stockholder) to charitable organizations of (iii) the transfer of 847,458 Subject Shares to the Issuer in exchange for a $50 million contingent promissory note from the Issuer).

     Each Stockholder has also agreed not to solicit, initiate or encourage any Acquisition Proposal (as defined in the Merger Agreement) or furnish information to or participate in any discussions or negotiations with any person that has made an Acquisition Proposal.

     The Stockholder Agreement will terminate upon the earlier of the Effective Time (as defined in the Merger Agreement) and the date of termination of the Merger Agreement in accordance with its terms.

     Reed Elsevier has entered into a definitive agreement (the "Sale and Purchase Agreement") with The Thomson Corporation (headquartered in Toronto, Canada) ("Thomson") to sell to Thomson certain of the Issuer's businesses (as described in the Offer to Purchase (as defined below)) for $2.06 billion in cash. Subject to satisfaction of the conditions set forth in the Sale and Purchase Agreement, the sale under the Sale and Purchase Agreement will take place immediately following consummation of the Merger.

     Except as described herein or in the Tender Offer Statement on Schedule TO (including the related offer to purchase ("Offer to Purchase") filed in connection therewith) of the Reporting Persons filed with the Commission in connection with the Merger, and except as contemplated by the Merger Agreement or the Sale and Purchase Agreement, the Reporting Persons currently have no plans or proposals relating to or that would result in the matters set forth in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D.

     Item 5. Interest in Securities of the Issuer.

     (a)(i) Reed International: 19,955,998 Shares, representing approximately 27.3% of the outstanding Shares of the Issuer.

     (a)(ii) Elsevier: 19,955,998 Shares, representing approximately 27.3% of the outstanding Shares of the Issuer.

     (a)(iii) Reed Elsevier plc: 19,955,998 Shares, representing approximately 27.3% of the outstanding Shares of the Issuer.

     (a)(iv) Reed Elsevier Holdings: 19,955,998 Shares, representing approximately 27.3% of the outstanding Shares of the Issuer.

     (a)(v) Reed Elsevier Overseas: 19,955,998 Shares, representing approximately 27.3% of the outstanding Shares of the Issuer.

     (a)(vi) Reed Elsevier US: 19,955,998 Shares, representing approximately 27.3% of the outstanding Shares of the Issuer.

     (a)(vii) Reed Elsevier: 19,955,998 Shares, representing approximately 27.3% of the outstanding Shares of the Issuer.

     (a)(viii) REH Mergersub: 19,955,998 Shares, representing approximately 27.3% of the outstanding Shares of the Issuer.

     Except as set forth in this Item 5(a) and in Item 5(c), none of the Reporting Persons, nor any other person controlling any Reporting Person nor, to the best knowledge of any Reporting Person, any persons named in Schedule A through H hereto, owns beneficially any Shares.

     (b)(i) Reed International has shared power to vote and dispose of 19,955,998 Shares.

     (b)(ii)   Elsevier has shared power to vote and dispose of 19,955,998
Shares.

     (b)(iii) Reed Elsevier plc has shared power to vote and dispose of 19,955,998 Shares.

     (b)(iv) Reed Elsevier Holdings has shared power to vote and dispose of 19,955,998 Shares.

     (b)(v) Reed Elsevier Overseas has shared power to vote and dispose of 19,955,998 Shares.

     (b)(vi) Reed Elsevier US has shared power to vote and dispose of 19,955,998 Shares.

     (b)(vii) Reed Elsevier has shared power to vote and dispose of 19,955,998 Shares.

     (b)(viii) REH Mergersub has shared power to vote and dispose of 19,955,998 Shares.

     (c) Except for the 19,955,998 Shares subject to the Stockholder Agreement described in Item 4 above, during the past sixty days, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedules A through H, has effected any transactions in the Shares.

    (d)   Inapplicable.

    (e)   Inapplicable.

     Item 6. Contracts, Arrangements, Understandings or Relation-ships with Respect to Securities of the Issuer.

     Except for the arrangements described in Item 4 above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7. Material to be Filed as Exhibits.

     Exhibit 1:     Agreement and Plan of Merger dated as of October 27,
                    2000 between Reed Elsevier, REH Mergersub and the Issuer.

     Exhibit 2: Stockholder Agreement dated as of October 27, 2000, between Reed Elsevier, REH Mergersub and certain stockholders party thereto.

     Exhibit 3:     Power of Attorney dated October 25, 2000 authorizing Henry
                    Z. Horbaczewski to sign various instruments in connection with the Merger Agreement on behalf of Reed Elsevier Overseas BV as attorney-in-fact.

     Exhibit 4:     Power of Attorney dated October 25, 2000 authorizing Henry
                    Z. Horbaczewski to sign various instruments in connection with the Merger Agreement on behalf of Reed Elsevier Holdings BV as attorney-in-fact.

     Exhibit 5: Power of Attorney dated October 25, 2000 authorizing Henry Z. Horbaczewski to sign various instruments in connection with the Merger Agreement on behalf of Reed Elsevier plc as attorney-in-fact.

     Exhibit 6:     Power of Attorney dated October 25, 2000 authorizing
                    Henry Z. Horbaczewski to sign various instruments in connection with the Merger Agreement on behalf of Elsevier NV as attorney-in-fact.

     Exhibit 7: Power of Attorney dated October 25, 2000 authorizing Henry Z. Horbaczewski to sign various instruments in connection with the Merger Agreement this Schedule 13D on behalf of Reed International P.L.C. as attorney-in-fact.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2000                    REH Mergersub Inc.

                                           By: /s/ Henry Z. Horbaczewski
                                              ---------------------------------
                                              Name:  Henry Z. Horbaczewski
                                              Title: Vice President


                                           Reed Elsevier Inc.

                                           By: /s/ Henry Z. Horbaczewski
                                              ---------------------------------
                                              Name:  Henry Z. Horbaczewski
                                              Title: Senior Vice President


                                           Reed Elsevier US Holdings Inc.

                                           By: /s/ Henry Z. Horbaczewski
                                              ---------------------------------
                                              Name:  Henry Z. Horbaczewski
                                              Title: Vice President


                                           Reed Elsevier Overseas BV

                                           By: /s/ Henry Z. Horbaczewski
                                              ---------------------------------
                                              Name:  Henry Z. Horbaczewski
                                              Title: Attorney-in-Fact


                                           Reed Elsevier Holdings BV

                                           By: /s/ Henry Z. Horbaczewski
                                              ---------------------------------
                                              Name:  Henry Z. Horbaczewski
                                              Title: Attorney-in-Fact


                                           Reed Elsevier plc

                                           By: /s/ Henry Z. Horbaczewski
                                              ---------------------------------
                                              Name:  Henry Z. Horbaczewski
                                              Title: Attorney-in-Fact


                                           Reed International P.L.C.

                                           By: /s/ Henry Z. Horbaczewski
                                              ---------------------------------
                                              Name:  Henry Z. Horbaczewski
                                              Title: Attorney-in-Fact


                                           Elsevier NV

                                           By: /s/ Henry Z. Horbaczewski
                                              ---------------------------------
                                              Name:  Henry Z. Horbaczewski
                                              Title: Attorney-in-Fact

                                   SCHEDULE A

         DIRECTORS AND EXECUTIVE OFFICERS OF REED INTERNATIONAL P.L.C.

     The name, citizenship, business address, current principal occupation or employment and five-year employment history of each director and executive officer of Reed International P.L.C. and certain other information are set forth below. Directors are identified by an asterisk.

Name (Citizenship) and Business                         Current Principal Occupation or Employment
Address                                                      and Five-Year Employment History
------------------------------------   -----------------------------------------------------------------------------
Mark Armour*                           Chief Financial Officer, Elsevier NV (1999 to date); Chief Financial Officer,
(British)                              Reed International P.L.C. and Reed Elsevier plc (1996 to date); Deputy
25 Victoria Street                     Chief Financial Officer (1995 to 1996)
London SW1H OEX
United Kingdom

John Brock*                            Chief Operating Officer, Cadbury Schweppes plc (March 2000 to date);
(United States)                        Managing Director/CEO - Global Beverages Stream, Cadbury Schweppes
Cadbury Schweppes                      plc (1996 to March 2000); CEO, Dr Pepper 7 Up (DPSU) (1995 to 1996)
25 Berkeley Square
London W1X6HT
United Kingdom

Crispin Davis*                         Chief Executive Officer, Reed International P.L.C., Elsevier N.V. and Reed
(British)                              Elsevier plc (1999 to date); Chief Executive Officer, Aegis Group plc (1994
25 Victoria Street                     to 1999)
London SW1H OEX
United Kingdom

Derk Haank*                            Executive Director, Reed Elsevier plc, Reed International P.L.C., Elsevier
(The Netherlands)                      NV; Chief Executive Officer, Elsevier Science (1998 to date); Chief
Sara Burgechaetstraat 25               Executive Officer, Elsevier Business Information (1991 to 1998)
1055 NV Amsterdam
The Netherlands

Roelof Nelissen*                       Non-executive director Reed Elsevier plc, Elsevier NV, Reed International
(The Netherlands)                      P.L.C.; Non-executive director NVLS (1973 to date); Non-executive
Hoog Hoefloo 36                        director KBB NV. (1993 to date); Non-executive director Ahold NV. (1985
1251 ED LAREN N-H                      to date)
The Netherlands

Steven Perrick*                        Lawyer, Freshfields Bruckhaus Deringer (1999 to date); Lawyer, DBBW
(The Netherlands)                      (1996 to 1999); Lawyer, Loeff Claeys Verbeke (1996 to 1997)
Apollolaan 151
1077 AR Amsterdam
The Netherlands

Andrew Prozes*                         Global CEO of the Lexis-Nexis Group (July 2000 to date); Executive Vice
(Canada)                               President of West Group (1997 to July 2000); President and CEO of EBC
2 Park Avenue, 7th Floor               Software (1996 to 1997); Group President Soghran Inc. (1988 to 1996)
New York, NY 10016


                                      A-1


Name (Citizenship) and Business                         Current Principal Occupation or Employment
Address                                                      and Five-Year Employment History
------------------------------------   -----------------------------------------------------------------------------
Mark Radcliffe                         Company Secretary & Director of Corporate Services, Reed Elsevier plc
(British)                              (1995 to date); Company Secretary, Reed International P.L.C. (1995 to date)
25 Victoria Street
London SW1H OEX
United Kingdom

Rolf Stomberg*                         Chairman of the Board, John Mowlem & Co. plc; Managing Director BP
(German)                               Co. plc (1995 to 1997)
25 Ely Place
London EC1N 6TD
United Kingdom

Morris Tabaksblat*                     Chairman Supervisory Board, Elsevier NV (Non executive Chairman);
(The Netherlands)                      Chairman of the Board of Directors (Non executive), Reed International
Van de Sande Bakhuyzenstraat 4         P.L.C.; Chairman of the Board of Directors (Non executive), Reed Elsevier
1061 AG, Amsterdam                     plc; Chairman Supervisory Board (Non executive Chairman), Aegon
The Netherlands                        Verzekeringen N.V.; Member Supervisory Board, TNT Post Group; Chairman and
                                       CEO, Unilever NV (1994 to 1999); Vice-Chairman, USA Conference Board (1997
                                       to date); Chairman of Board of Governors, "Mauritshuis" Museum (1994 to
                                       date); Member Steering Committee (1995-1997), Vice-Chairman (1997-1999),
                                       Chairman (1999 to date), European Round Table of Industrialists (ERT) (1995 to date); Member of Board of Governors, Academic Hospital, Leiden (AZL)
                                       (1997 to 1998); Chairman of Board of Governors, Leiden University Medical
                                       Centre (LUMC) (1998 to date)

David Webster*                         Chairman, Safeway plc
(British)
6 Millington Road
Hayes, Middlesex U834AY
United Kingdom

                                                                     SCHEDULE B


                DIRECTORS AND EXECUTIVE OFFICERS OF ELSEVIER NV

     Elsevier NV has a two-tier board structure comprising a Supervisory Board of eight members, all of whom are non-executives and an Executive Board of two members. The name, citizenship, business address, current principal occupation or employment and five-year employment history of each director (of both the Supervisory Board and the Executive Committee) and executive officer of Elsevier NV and certain other information are set forth below. Directors of the Supervisory Board are identified by an asterisk. The three current members of the Executive Board are Crispin Davis (Chief Executive Officer), Mark Armour (Chief Financial Officer) and Derk Haank.

Name (Citizenship) and Business                         Current Principal Occupation or Employment
Address                                                      and Five-Year Employment History
------------------------------------   -----------------------------------------------------------------------------
Mark Armour                            Chief Financial Officer, Elsevier NV (1999 to date); Chief Financial Officer,
(British)                              Reed International P.L.C. and Reed Elsevier plc (1996 to date); Deputy
25 Victoria Street                     Chief Financial Officer (1995 to 1996)
London SW1H OEX
United Kingdom

Mrs G J de Boer-Kruyt*                 Non-executive director, Elsevier NV Supervisory Board (April 2000 to
(The Netherlands)                      date); Non-executive director, Sara Lee/DE; Non-executive director H.B.G.;
Hosfdgrarht 65                         Non-executive director InternatioMuller
1411 LB Naarden
The Netherlands

John Brock*                            Chief Operating Officer, Cadbury Schweppes plc (March 2000 to date);
(United States)                        Managing Director/CEO - Global Beverages Stream, Cadbury Schweppes
Cadbury Schweppes                      plc (1996 to March 2000); CEO, Dr Pepper 7 Up (DPSU) (1995 to 1996)
25 Berkeley Square
London W1X6HT
United Kingdom

Crispin Davis                          Chief Executive Officer, Reed International P.L.C., Elsevier N.V. and Reed
(British)                              Elsevier plc (1999 to date); Chief Executive Officer, Aegis Group plc (1994
25 Victoria Street                     to 1999)
London SW1H OEX
United Kingdom

Erik Ekker                             Company Secretary, Legal Director, Reed Elsevier (1993 to date)
(The Netherlands)
c/o Elsevier NV
Van de Sande Bakhuyzenstraat 4
1061 AG, Amsterdam
The Netherlands

Otto ter Haar*                         Member of Supervisory Board, Elsevier N.V. (1990 to date)
(The Netherlands)
11 Hishfield
Kilnaleck, Co. Caven
Ireland


                                      B-1


Name (Citizenship) and Business                         Current Principal Occupation or Employment
Address                                                      and Five-Year Employment History
------------------------------------   -----------------------------------------------------------------------------
Derk Haank                             Executive Director, Reed Elsevier plc, Reed International P.L.C., Elsevier
(The Netherlands)                      NV; Chief Executive Officer, Elsevier Science (1998 to date); Chief
Sara Burgechaetstraat 25               Executive Officer, Elsevier Business Information (1991 to 1998)
1055 NV Amsterdam
The Netherlands

Roelof Nelissen*                       Non-executive director Reed Elsevier plc, Elsevier NV, Reed International
(The Netherlands)                      P.L.C.; Non-executive director NVLS (1973 to date); Non-executive
Hoog Hoefloo 36                        director KBB NV. (1993 to date); Non-executive director Ahold NV. (1985
1251 ED LAREN N-H                      to date)
The Netherlands

Steven Perrick*                        Lawyer, Freshfields Bruckhaus Deringer (1999 to date); Lawyer, DBBW
(The Netherlands)                      (1996 to 1999); Lawyer, Loeff Claeys Verbeke (1996 to 1997)
Apollolaan 151
1077 AR Amsterdam
The Netherlands

Rolf Stomberg*                         Chairman of the Board, John Mowlem & Co. plc; Managing Director BP
(German)                               Co. plc (1995 to 1997)
25 Ely Place
London EC1N 6TD
United Kingdom

Morris Tabaksblat*                     Chairman Supervisory Board, Elsevier NV (Non executive Chairman);
(The Netherlands)                      Chairman of the Board of Directors (Non executive), Reed International
c/o Elsevier NV                        P.L.C.; Chairman of the Board of Directors (Non executive), Reed Elsevier
Van de Sande Bakhuyzenstraat 4         plc; Chairman Supervisory Board (Non executive Chairman), Aegon
1061 AG, Amsterdam                     Verzekeringen N.V.; Member Supervisory Board, TNT Post Group;
The Netherlands                        Chairman and CEO, Unilever NV (1994 to 1999); Vice-Chairman, USA
                                       Conference Board (1997 to date); Chairman of Board of Governors,
                                       "Mauritshuis" Museum (1994 to date); Member Steering Committee (1995-1997),
                                       Vice-Chairman (1997-1999), Chairman (1999 to date), European Round Table of
                                       Industrialists (ERT) (1995 to date); Member of Board of Governors, Academic
                                       Hospital, Leiden (AZL) (1997 to 1998); Chairman of Board of Governors,
                                       Leiden University Medical Centre (LUMC) (1998 to date)

David Webster*                         Chairman, Safeway plc
(British)
6 Millington Road
Hayes, Middlesex U834AY
United Kingdom

                                                                     SCHEDULE C


             DIRECTORS AND EXECUTIVE OFFICERS OF REED ELSEVIER PLC

   The name, citizenship, business address, current principal occupation or employment and five-year employment history of each director and executive officer of Reed Elsevier plc and certain other information are set forth below. Directors are identified by an asterisk.

Name (Citizenship) and Business                         Current Principal Occupation or Employment
Address                                                      and Five-Year Employment History
------------------------------------   -----------------------------------------------------------------------------
Mark Armour*                           Chief Financial Officer, Reed International P.L.C. and Elsevier NV (1999 to
(British)                              date); Chief Financial Officer, Reed Elsevier plc (1996 to date); Deputy
25 Victoria Street                     Chief Financial Officer (1995 to 1996)
London SW1H OEX
United Kingdom

John Brock*                            Chief Operating Officer, Cadbury Schweppes plc (March 2000 to date);
(United States)                        Managing Director/CEO - Global Beverages Stream, Cadbury Schweppes
Cadbury Schweppes                      plc (1996 to March 2000); CEO, Dr Pepper 7 Up (DPSU) (1995 to 1996)
25 Berkeley Square
London W1X6HT
United Kingdom

Crispin Davis*                         Chief Executive Officer, Reed International P.L.C., Elsevier N.V. and Reed
(British)                              Elsevier plc (1999 to date); Chief Executive Officer, Aegis Group plc (1994
25 Victoria Street                     to 1999)
London SW1H OEX
United Kingdom

Derk Haank*                            Executive Director, Reed Elsevier plc, Reed International P.L.C., Elsevier
(The Netherlands)                      NV; Chief Executive Officer, Elsevier Science (1998 to date); Chief
Sara Burgechaetstraat 25               Executive Officer, Elsevier Business Information (1991 to 1998)
1055 NV Amsterdam
The Netherlands

Roelof Nelissen*                       Non-executive director Reed Elsevier plc, Elsevier NV, Reed International
(The Netherlands)                      P.L.C.; Non-executive director NVLS (1973 to date); Non-executive
Hoog Hoefloo 36                        director KBB NV. (1993 to date); Non-executive director Ahold NV. (1985
1251 ED LAREN N-H                      to date)
The Netherlands

Steven Perrick*                        Lawyer, Freshfields Bruckhaus Deringer (1999 to date); Lawyer, DBBW
(The Netherlands)                      (1996 to 1999); Lawyer, Loeff Claeys Verbeke (1996 to 1997)
Apollolaan 151
1077 AR Amsterdam
The Netherlands

Andrew Prozes*                         Global CEO of the Lexis-Nexis Group (July 2000 to date); Executive Vice
(Canada)                               President of West Group (1997 to July 2000); President and CEO of EBC
2 Park Avenue, 7th Floor               Software (1996 to 1997); Group President Soghran Inc. (1988 to 1996)
New York, NY 10016


                                      C-1


Name (Citizenship) and Business                         Current Principal Occupation or Employment
Address                                                      and Five-Year Employment History
------------------------------------   --------------------------------------------------------------------------------------------
Mark Radcliffe                         Company Secretary & Director of Corporate Services, Reed Elsevier plc
(British)                              (1995 to date); Company Secretary, Reed International P.L.C. (1995 to date)
25 Victoria Street
London SW1H OEX
United Kingdom


Paul Richardson                        Group Treasurer, Reed Elsevier plc; Senior Vice President - Finance, Reed Elsevier Inc.
(British)                              (1998 to date)
2 Park Avenue, 7th Floor
New York, NY 10016


Rolf Stomberg*                         Chairman of the Board, John Mowlem & Co. plc; Managing Director BP
(German)                               Co. plc (1995 to 1997)
25 Ely Place
London EC1N 6TD
United Kingdom

Morris Tabaksblat*                     Chairman Supervisory Board, Elsevier NV (Non executive Chairman); (The
(The Netherlands)                      Netherlands) Chairman of the Board of Directors (Non executive), Reed
c/o Elsevier NV                        International c/o Elsevier NV P.L.C.; Chairman of the Board of Directors
Van de Sande Bakhuyzenstraat 4         (Non executive), Reed Elsevier Van de Sande Bakhuyzenstraat 4 plc; Chairman
1061 AG, Amsterdam                     Supervisory Board (Non executive Chairman), Aegon 1061 AG, Amsterdam
The Netherlands                        Verzekeringen N.V.; Member Supervisory Board, TNT Post Group; The
                                       Netherlands Chairman and CEO, Unilever NV (1994 to 1999); Vice-Chairman, USA
                                       Conference Board (1997 to date); Chairman of Board of Governors,
                                       "Mauritshuis" Museum (1994 to date); Member Steering Committee (1995- 1997),
                                       Vice-Chairman (1997-1999), Chairman (1999 to date), European Round Table of
                                       Industrialists (ERT) (1995 to date); Member of Board of Governors, Academic
                                       Hospital, Leiden (AZL) (1997 to 1998); Chairman of Board of Governors,
                                       Leiden University Medical Centre (LUMC) (1998 to date)

David Webster*                         Chairman, Safeway plc
(British)
6 Millington Road
Hayes, Middlesex U834AY
United Kingdom

                                                                     SCHEDULE D


         DIRECTORS AND EXECUTIVE OFFICERS OF REED ELSEVIER HOLDINGS BV

   The name, citizenship, business address, current principal occupation or employment and five-year employment history of each director and executive officer of Reed Elsevier Holdings BV and certain other information are set forth below. Directors are identified by an asterisk.

Name (Citizenship) and Business                         Current Principal Occupation or Employment
Address                                                      and Five-Year Employment History
------------------------------------   -----------------------------------------------------------------------------
Mark Armour*                           Chief Financial Officer, Elsevier NV (1999 to date); Chief Financial Officer,
(British)                              Reed International P.L.C. and Reed Elsevier plc (1996 to date); Deputy
25 Victoria Street                     Chief Financial Officer (1995 to 1996)
London SW1H OEX
United Kingdom

Erik Ekker*                            Company Secretary, Legal Director, Reed Elsevier (1993 to date)
(The Netherlands)
c/o Elsevier NV
Van de Sande Bakhuyzenstraat 4
1061 AG, Amsterdam
The Netherlands

Derk Haank*                            Executive Director, Reed Elsevier plc, Reed International P.L.C., Elsevier
(The Netherlands)                      NV; Chief Executive Officer, Elsevier Science (1998 to date); Chief
Sara Burgechaetstraat 25               Executive Officer, Elsevier Business Information (1991 to 1998)
1055 NV Amsterdam
The Netherlands

                                                                     SCHEDULE E

         DIRECTORS AND EXECUTIVE OFFICERS OF REED ELSEVIER OVERSEAS BV

   The name, citizenship, business address, current principal occupation or employment and five-year employment history of each director and executive officer of Reed Elsevier Overseas BV and certain other information are set forth below. Directors are identified by an asterisk.

Name (Citizenship) and Business                         Current Principal Occupation or Employment
Address                                                      and Five-Year Employment History
------------------------------------   -----------------------------------------------------------------------------
Mark Armour*                           Chief Financial Officer, Elsevier NV (1999  to date); Chief Financial Officer,
(British)                              Reed International P.L.C. and  Reed Elsevier plc (1996 to date); Deputy
25 Victoria Street                     Chief Financial Officer (1995 to 1996)
London SW1H OEX
United Kingdom

Erik Ekker*                            Company Secretary, Legal Director, Reed Elsevier (1993 to date)
(The Netherlands)
c/o Elsevier NV
Van de Sande Bakhuyzenstraat 4
1061 AG, Amsterdam
The Netherlands

Derk Haank*                            Executive Director, Reed Elsevier plc, Reed International P.L.C., Elsevier
(The Netherlands)                      NV; Chief Executive Officer, Elsevier Science (1998 to date); Chief
Sara Burgechaetstraat 25               Executive Officer, Elsevier Business Information (1991 to 1998)
1055 NV Amsterdam
The Netherlands

                                                                     SCHEDULE F


                      DIRECTORS AND EXECUTIVE OFFICERS OF

                         REED ELSEVIER US HOLDINGS INC.

   The name, citizenship, business address, current principal occupation or employment and five-year employment history of each director and executive officer of Reed Elsevier US Holdings Inc. and certain other information are set forth below. Directors are identified by an asterisk.

Name (Citizenship) and Business                         Current Principal Occupation or Employment
Address                                                      and Five-Year Employment History
------------------------------------   ---------------------------------------------------------------------------------------------
Charles P. Fontaine                    Vice President - Tax, and Assistant Clerk Reed Elsevier Inc. (1998 to date);
(United States)                        Tax Director, Reed Elsevier Inc. (1994 to date); Assistant Treasurer, Reed Elsevier
275 Washington Street                  US Holdings Inc. (1993 to date)
Newton, MA 02458

Henry Z. Horbaczewski*                 Senior Vice President, General Counsel and Clerk, Reed Elsevier Inc. (1986 to
(United States)                        date); Vice President, General Counsel and Secretary, Reed Elsevier US Holdings Inc.
275 Washington Street                  (1991 to date)
Newton, MA 02458

Vera J. Lang                           Chief Financial Officer, Reed Elsevier New Providence (February 2000 to
(United States)                        date); Treasurer, Reed Elsevier Inc. (1995 to February 2000); Assistant Treasurer,
121 Chanlon Road                       Reed Elsevier US Holdings Inc. (1995 to date)
New Providence, NJ 07974

Paul Richardson*                       Group Treasurer, Reed Elsevier plc; Senior Vice President - Finance, Reed Elsevier Inc.
(British)                              (1998 to date); Vice President - Finance and Treasurer, Reed Elsevier US Holdings Inc.
2 Park Avenue, 7th Floor               (1995 to date)
New York, NY 10016

                                                                     SCHEDULE G


             DIRECTORS AND EXECUTIVE OFFICERS OF REED ELSEVIER INC.

   The name, citizenship, business address, current principal occupation or employment and five-year employment history of each director and executive officer of Reed Elsevier Inc. and certain other information are set forth below. Directors are identified by an asterisk.

Name (Citizenship) and Business                         Current Principal Occupation or Employment
Address                                                      and Five-Year Employment History
------------------------------------   --------------------------------------------------------------------------------------------
Louis J. Andreozzi                     Executive, North American Legal Markets of Lexis-Nexis, a division of
(United States)                        Reed Elsevier Inc. (May 2000 to date); Executive, Martindale Hubble, a
9443 Springboro Pike                   division of Reed Elsevier Inc. (1996 to May 2000); Corporate Lawyer,
Miamisburg, Ohio 45342                 Lexis-Nexis, a division of Reed Elsevier Inc. (1994 to 1996); Executive
                                       Vice President, Reed Elsevier Inc. (September 2000 to date)

Mark Armour*                           Chief Financial Officer, Elsevier NV (1999 to date); Chief Financial Officer,
(British)                              Reed International P.L.C. and  Reed Elsevier plc (1996 to date); Deputy
25 Victoria Street                     Chief Financial Officer (1995 to 1996); Chair, Reed Elsevier Inc. (February 2000 to date)
London SW1H OEX
United Kingdom

Charles P. Fontaine*                   Vice President - Tax and Assistant Clerk, Reed Elsevier Inc. (1998 to date); Tax Director,
(United States)                        Reed Elsevier Inc. (1994 to date)
275 Washington Street
Newton, MA 02458

Julie Goldweitz                        Associate General Counsel - Compliance and Assistant Clerk, Reed Elsevier
(United States)                        Inc. (1999 to date); Corporate Counsel, Reed Elsevier Inc. (1995 to 1999)
275 Washington Street
Newton, MA 02458

Henry Z. Horbaczewski*                 Senior Vice President, General Counsel and Clerk of, Reed Elsevier Inc. (1986 to
(United States)                        date)
275 Washington Street
Newton, MA 02458

Michael Jacobs                         Vice President and General Counsel, Lexis-Nexis, a division of Reed
(United States)                        Elsevier Inc. (1997 to date); Deputy General Counsel,  Lexis-Nexis, a
9443 Springboro Pike                   division of Reed Elsevier Inc. (1990 to 1997) Assistant Clerk, Reed Elsevier Inc.
Miamisburg, OH 45342                   (1996 to date)

Steven F. Korte                        President, Rigby (1994 to date); Executive Vice President, Reed Elsevier Inc. (September
(United States)                        2000 to date)
500 Coventry Lane, Suite 200
Crystal Lake, IL 60014

Gail H. Littlejohn                     Vice President - Government Relations, Reed Elsevier Inc. (1998 to date);
(United States)                        Senior Vice President - Corporate Communications, Lexis-Nexis, a division
1150 18th Street N.W.                  of Reed Elsevier Inc. (1998 to 1999); Vice President - Editorial Publishing,
Washington D.C. 20036                  Lexis-Nexis, a division of Reed Elsevier Inc. (1995 to 1998)


                                      G-1


Name (Citizenship) and Business                         Current Principal Occupation or Employment
Address                                                      and Five-Year Employment History
------------------------------------   ---------------------------------------------------------------------------------------------
Keith McGarr                           Executive Vice President - Technology, Reed Elsevier Inc. (September 2000 to date);
(United States)                        Vice President,  Fedex (1983 to July 2000)
2 Park Avenue, 7th Floor
New York, NY 10016

Brian Nairn                            President and COO, Cahners Business Information (1996 to date);
(British)                              President, Advanstar Publishing (1991 to 1996); Executive Vice President, Reed Elsevier Inc.
350 Hudson Street                      (1999 to date)
New York, NY 10023

Willard W. Pardue                      President and CEO, US Corporate and Federal Markets, Lexis-Nexis, a
                                       (United States) division of Reed Elsevier Inc. (May 2000 to date); COO,
                                       Nexis (1999 to 9443 Springboro Pike May 2000); Vice President & Publisher,
                                       Lexis-Nexis, a division of Reed Miamisburg, OH 45342 Elsevier Inc. (1998 to
                                       1999); Vice President - Marketing, Lexis-Nexis, a division of Reed Elsevier
                                       Inc. (1997 to 1998); Director of Marketing, The Washington Post Company
                                       (1993 to 1997); Executive Vice President, Reed Elsevier Inc. (September 2000 to date)

Andrew Prozes                          Global CEO of the Lexis-Nexis Group (July 2000 to date); Executive Vice
(Canada)                               President of West Group (1997 to July 2000); President and CEO of EBC
2 Park Avenue, 7th Floor               Software (1996 to 1997); Group President Soghran Inc. (1988 to 1996); Vice Chair, Reed
New York, NY 10016                     Elsevier Inc. (September 2000 to date)

John J. Regazzi                        President & CEO, Elsevier Science Inc.; President & CEO, Engineering
(United States)                        Information (from 1989); Executive Vice president, Reed Elsevier Inc.
655 Avenue of the Americas             (September 2000 to date)
New York, NY 10010

Paul Richardson*                       Group Treasurer, Reed Elsevier plc; Senior Vice President - Finance, Reed Elsevier Inc. (
(British)                              1998 to date)
2 Park Avenue, 7th Floor
New York, NY 10016

Mark L. Seeley                         General Counsel, Elsevier Science; Assistant Clerk, Reed Elsevier Inc. (1997 to date)
(United States)
Elsevier Science/Cell Press
1100 Massachusetts Avenue
Cambridge, MA 02138

Marc Teren                             Chief Executive Officer, Cahners Business Information (January 2000 to
(United States)                        date); Chief Executive Officer, Washington Post - Newsweek Interactive
350 Hudson Street                      (1997 to January 2000); Vice President, Disney Interactive Entertainment
New York, NY 10023                     (1992 to 1997); Executive Vice President, Reed Elsevier Inc. (March 2000 to date)

Christopher D. Thomas                  Senior Vice President, Reed Elsevier Inc. (June 2000 to date); Director -
(British)                              Compensation & Benefits, Reed Elsevier (UK) Ltd (1994 to date)
25 Victoria Street
London SW1H OEX
United Kingdom


                                      G-2


Name (Citizenship) and Business                         Current Principal Occupation or Employment
Address                                                      and Five-Year Employment History
------------------------------------   ---------------------------------------------------------------------------------------------
Richard E. White                       President and CEO, Reed Exhibition Companies, NA (1999 to date); GM,
(United States)                        Subsidiary Brands, Nike, Inc. (1997 to 1999); CEO, Strategic
383 Main Avenue                        Merchandising Association (1994 to 1997); Executive Vice President, Reed Elsevier Inc.
Norwalk, CT 06851                      (1999 to date)

                                                                     SCHEDULE H


             DIRECTORS AND EXECUTIVE OFFICERS OF REH MERGERSUB INC.

   The name, citizenship, business address, current principal occupation or employment and five-year employment history of each director and executive officer of REH Mergersub Inc. and certain other information are set forth below. Directors are identified by an asterisk.

Name (Citizenship) and Business                         Current Principal Occupation or Employment
Address                                                      and Five-Year Employment History
------------------------------------   ---------------------------------------------------------------------------------------------
Mark Armour*                           Chief Financial Officer, Elsevier NV (1999 to date); Chief Financial Officer, Reed
(British)                              International P.L.C. and Reed Elsevier plc (1996 to date); Deputy Chief Financial Officer
25 Victoria Street                     (1995 to 1996); Chair, Reed Elsevier Inc. (February 2000 to date); Chair, REH Mergersub Inc.
London SW1H OEX                        (October 2000 to date)
United Kingdom

Charles P. Fontaine*                   Vice President - Tax and Assistant Clerk, Reed Elsevier Inc. (1998 to date); Tax Director,
(United States)                        Reed Elsevier Inc. (1994 to date); Vice President and Treasurer, REH Mergersub Inc.
275 Washington Street                  (October 2000 to date)
Newton, MA 02458

Henry Z. Horbaczewski*                 Senior Vice President, General Counsel and Clerk, Reed Elsevier Inc. (1986 to date); Vice
(United States)                        President and Secretary, REH Mergersub Inc. (October 2000 to date)
275 Washington Street
Newton, MA 02458

Paul Richardson*                       Group Treasurer, Reed Elsevier plc; Senior Vice President - Finance, Reed Elsevier Inc.
(British)                              (1998 to date); President, REH Mergersub Inc. (October 2000 to date)
2 Park Avenue, 7th Floor
New York, NY 10016